UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of April, 2025

Commission File Number: 001-41353

Genius Group Limited

(Translation of registrant’s name into English)

8 Amoy Street, #01-01

Singapore 049950

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On May 6, 2025, the Company’s lawyers attended a hearing with the United States Court of Appeals for the Second Circuit, requesting a partial stay pending appeal and partial vacatur of the Preliminary Injunction (PI) dated March 13, 2025 granted by the New York Southern District Court (SDNY) in the Company’s case vs LZGI (Case No 1:24-cv-08464).

The PI that the Company has been seeking to stay enjoins Genius Group from “issuing additional shares of its stock and from any manipulation of its shares, and from purchasing Bitcoin with funds from investors, funds raised from rights offerings, and funds raised from the purchase of additional shares, pending the hearing and determination of the arbitration”.

Further to this hearing, on May 7, 2025, the Court of Appeals ruled in the Company’s favor, with the following ruling:

“Appellant has made a strong showing that it is likely to succeed on the merits and suffers clear irreparable injury absent a stay, warranting a stay pending appeal. See Uniformed Fire Officers Ass’n v. de Blasio, 973 F.3d 41, 48 (2d Cir. 2020) (setting forth stay factors). Accordingly, upon due consideration, it is hereby ORDERED that the motion for a partial stay pending appeal is GRANTED and the district court’s March 13 injunction against Appellant is STAYED pending the resolution of this appeal. The preliminary injunction remains in effect as to Appellees.”

“It is further ORDERED that the Appellant’s motion for partial vacatur of the preliminary injunction, which is construed as seeking summary reversal, is DENIED. The Clerk’s Office is directed to consult with the parties to set an expedited schedule for briefing and argument to be held as soon as practicable.”

In summary, the Court of Appeals ruling enables the Company to resume its normal operations with immediate effect, including raising funds, selling shares, buying Bitcoin and funding its operations and growth plans, pending the resolution of the appeal.

Following this positive development, the Company is now focused at restructuring and rebuilding based on the considerable damages incurred by the Temporary Restraining Order (TRO) and PI over the last three months. It is also committed to recovering the damages incurred, which has increased to $250 million.

As detailed in previous filings and the Company’s most recent investor call, since February 14, 2025, the Company filed multiple letters and motions to the court explaining that the TRO and PI did not maintain the status quo pending arbitration, that they were based on false statements designed to defraud the court, and the intent of the filing of the TRO and PI was to extort further money from Genius. In relation to the Company’s allegations of fraud and extortion, on March 31, 2024, the Company filed a lawsuit against Peter Ritz and Michael Moe as the controlling officers and directors of LZGI International, Inc (“LZG”) under the Racketeer Influenced and Corrupt Organizations Act (RICO), in the United States District Court, Southern District of Florida, seeking over $450 million in damages caused by the defendants to Genius Group.

Further to this ruling, the Company has instructed its lawyers to submit an updated claim in the RICO lawsuit seeking treble damages and updating the damages the Company seeks in the RICO lawsuit to $750 million.

The Company remains committed to protecting itself and its shareholders through legal actions, is committed to rebuilding its education business and operations impacted by these third party actions, and rebuilding its Bitcoin Treasury.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENIUS GROUP LIMITED

Date: May 8, 2025
	By:	/s/ Roger Hamilton
	Name:	Roger Hamilton
	Title:	Chief Executive Officer
(Principal Executive Officer)